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BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Symbol: INFY (NYSE)

May 22, 2022

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that the Board of Directors, in their meeting held on May 21, 2022, based on the recommendations of the Nomination and Remuneration Committee (NRC) have approved the following-

1. Reappointment of Salil Parekh (DIN: 01876159) as Chief Executive Officer and Managing Director of the Company from July 1, 2022 to March 31, 2027, subject to the approval of shareholders.

   It may be noted that Salil Parekh has no relationship with any member of the Board of directors and meets all the criteria to be reappointed as Chief Executive Officer and Managing Director under applicable laws including circulars issued by stock exchanges from time to time.

   Brief profile of Salil Parekh is as follows-

   Salil Parekh, has been the Chief Executive Officer and Managing Director of Infosys since Jan 2018 and has successfully led the Company over the last 4 years.

   Salil has more than thirty years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. Salil was also a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

2. To ensure continuity and commitment of the leadership of the organisation for driving the growth journey over the next few years, the NRC has approved a grant of 104,000 shares to 6 KMPs and another 375,760 shares to 88 other senior executives of the organization. These Performance Stock Units ('PSU's') will be granted under the Infosys Expanded Stock Ownership Plan 2019, and will vest over 3 years on the achievement of certain milestones, in line with the plan approved by shareholders. The date of the grant for these PSU's shall be June 1, 2022.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2022.05.22 08:01:09 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com